Exhibit 99.9

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Telkom SA Limited

Group annual results

For the year ended March 31, 2004

[GRAPHIC]	www.telkom.co.za	[LOGO]

Cautionary language concerning forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item three of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.telkom.co.za/ir

Section 1

Group highlights

[GRAPHIC]	www.telkom.co.za	[LOGO]

Delivering a strong performance

Excellent earnings growth

Headline earnings per share

In ZAR cents

[CHART]

Excluding release of Telcordia provision, adjusted HEPS
would be 800 cents per share, 155% growth

Strong cash flow growth

Operating free cash flow(1)

In ZAR millions

[CHART]

(1) Operating cash flow (after net finance charges and taxation, before dividends) less investing cash flow

Group financial highlights for 2004

•                  9% group revenue growth

•                  40% group EBITDA margins

•                  Group capex 13% of revenues

•                  Group return on assets of 18%

•                  Net debt to equity of 61%

•                  Total dividend of 200 cents per share

Group overview

Segment

Fixed-line

Mobile

50% interest in Vodacom

Company

[LOGO]

#1 in SA

[LOGO]

Performance(1)

March 31 In ZAR millions	2004	% change
Revenue	30,906	5
EBITDA	12,454	29
EBITDA margin (%)	40
Capex	3,862	(4)
Capex to revenue (%)	13

March 31 In ZAR millions	2004	% change
Revenue	11,739	19
EBITDA	3,883	16
EBITDA margin (%)	33
Capex	1,445	(15)
Capex to revenue (%)	12

Contribution

Revenue

Year ended March 31, 2004

[CHART]

Net profit

Year ended March 31, 2004

[CHART]

(1)         Segment results before intersegmental eliminations. Mobile results represent Telkom’s 50% interest in Vodacom.

Executing on group strategy

1.               Customer growth and retention

2.               Operational efficiencies and innovation

3.               Sustaining the development of our marketplace

•                  Deliver growing returns to shareholders

Data – the fixed-line growth engine

•                  Fixed-line data(1) contributes 12% to group revenues

•                  Data revenue growth of 14%(1)

•                  Deploying new technologies such as VPN Supreme

18% growth in leased line revenue(1)

In ZAR millions

[CHART]

17% growth in managed data network sites

[CHART]

(1) Before intersegmental eliminations.

Data – driving internet penetration

44%growth in internet subscribers

[CHART]

17% growth in ISDN channels

[CHART]

661% growth in ADSL subscribers

[CHART]

Voice – stimulating fixed-line traffic

•                  Over 968,000 voicemail accounts

•                  New calling plans

•                  Xtratime launched in March 2004

•                  Rate education campaigns

•                  Price advantage of fixed-line

•                  14 international call centre customers

•                  Investigating opportunities for services to African operators

Flattraffic minutes(1)

Million minutes

[CHART]

(1) Total traffic minutes, including interconnection minutes.

Voice – stemming line loss

Convenience

•                  Online ordering and payments

•                  TelkomDirect retail outlets

•                  Vodashop deals

•                  View bills online

Property development details

•                  Smart moves (launched with ABSA)

•                  PDConnect

•                  Property24

Credit management policy

•                  Reduce barrier to entry

•                  No deposit for certain credit scores but limit usage

Connect/Reconnect campaigns

•                  Get connected – 50% discount campaigns

•                  Project transfer

•                  Lengthened PrepaidFone suspension times

Limited line loss

% change in fixed access lines

[CHART]

Mobile – strong SA subscriber growth

54% market share

Year ended March 31, 2004

[CHART]

24% growth in customers

In thousands

[CHART]

Highest level of gross connections ever at 5 million

All operational numbers are 100% of Vodacom, Telkom only consolidates 50%

Expansion beyond the borders

•                  Aggressive mobile rollout in DRC

•                  Market share at 47%

•                  Launched Vodacom Mozambique in Dec 2003

•                  Opportunity for fixed-line to increase revenue from Africa

•                  Traffic hubbing

•                  Network management

•                  Professional services

•                  Data services

93% growth in other African mobile customers

In thousands

[CHART]

All operational numbers are 100% of Vodacom, Telkom only consolidates 50%

Section 2

Group financial highlights

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Group EBITDA margin expands by five percentage points

Group EBITDA margins (%)

[CHART]

Segment EBITDA contribution

Year ended March 31, 2004

[CHART]

Fixed-line controllable costs down by R706 million(1)

Fixed-line operating costs

In ZAR millions

[CHART]

•                  14% reduction in services rendered

•                  18% reduction in operating leases

•                  16% reduction in materials and maintenance

(1) R1,032 reduction in controllable costs less the release of the Telcordia provision of R326

Improving employee efficiencies

9% improvement in lines per employee

[CHART]

24% improvement in mobile customers per employee

[CHART]

Investing capital for growth

Group capital expenditure

In ZAR millions

[CHART]

Group capex at 13% of revenue

42% of fixed-line capex for growth

Year ended March 31, 2004

[CHART]

Net debt to equity within target range

34% reduction in group net debt

[CHART]

Net debt to equity target range of 50-70%

13% reduction in group interest expense

[CHART]

Capex and cost management driving strong free cash flow

123%growth in group operating free cash flow(1)

ZAR millions

[CHART]

Medium term targets

•                  Expand group EBITDA margins to 40%

•                  Maintain group capex between 12% – 15% of revenues

•                  Maintain group net debt to equity between 50% – 70%

(1)         Operating cash flow (after net finance charges and taxation, before dividends) less investing cash flow

Returns to shareholders

•                  Strong growth in final dividend to 110 cents per share

•                  Total dividend of 200 cents per share (payout ratio 25%)

•                  Shareholder approval granted to repurchase shares

•                  Financial flexibility to participate in future share liquidity events

22%growth of final dividend compared to special

In ZAR cents per share

[CHART]

Section 3

Outlook

[GRAPHIC]	www.telkom.co.za	[LOGO]

Strategic focus

1. Customer growth and retention	• Aggressively grow data business
• Grow SA mobile subscribers
• Seek opportunities in Africa

2. Operational efficiencies and innovation	• Reduce fixed-line headcount
• Optimise fixed-line fleet and properties
• Gain control of mobile SPs

3. Sustaining the development of the marketplace	• Continue BEE investment
• R8 million for HIV/Aids in 2005
• On track with Sarbanes Oxley compliance

Managing the challenges

Regulatory update

•                  Licensing

•                  Second National Operator not yet licensed

•                  Four under service area licences (USALs) approved by the Minister

•                  Competitive regulations

•                  Carrier pre-selection submitted by ICASA to minister

•                  COA/CAM

•                  Accounts to be presented in June 2004 on historic cost basis

•                  Tariff regulation to be reviewed by ICASA

Legal update

•                  Telcordia

•                  Telkom won review application

•                  Telcordia’s appeal rejected

•                  Arbitration to recommence in SA, timing not yet known

•                  Least cost routing

•                  Telkom lost case

•                  Filed appeal, awaiting court date

•                  Competition Commission

•                  Filed appeal to set aside Tribunal review

Outlook

1. Customer growth and retention	Margin expansion

2. Operational efficiencies and innovation	Investing for growth

3. Sustaining the development of the marketplace	Deliver strong earnings growth

Investor relations	Listed on the
telkomir@telkom.co.za

Tel: +27 12 311 5720	[LOGO]
Fax: +27 12 311 5721

Ticker – JSE: TKG, NYSE: TKG	[LOGO]
ADR ratio 1: 4

[GRAPHIC]	www.telkom.co.za	[LOGO]

Background

Overview

Group shareholders

[CHART]

•                  Government and Thintana hold class A and B shares respectively which have special rights

•                  Government and Thintana were subject to underwriters’ lock-up until September 2003

•                  Government is subject to a further 545 days lock-up ending March 2005

•                  Registration rights agreement

•                  Thintana has a strategic services agreement with Telkom

•                  Valid until May 2007 or earlier if Thintana shareholding reduces below 15%

•                  Fee based on dollar rate per second

Fixed-line overview

Fixed-line penetration

% of population

Year ended March 31,

[CHART]

		%
March 31	2004	change
Fixed access lines (thousands)	4,821	(0.5)
ISDN	656	17
ADSL	20	661
	32,94
Total traffic (million minutes)(1)		0.2
	2
Internet customers (thousands)	142	44
Managed data networks	9,061	17

•                  Telkom – incumbent fixed-line operator in South Africa

•                  Second National Operator – not yet licensed

•                  Sentech (100% government owned)

•                  Multimedia and international carrier of carriers licence.

(1)         Total traffic, including interconnection minutes

Mobile overview

Mobile penetration

% of population

Year ended March 31,

[CHART]

•                  Three mobile operators in South Africa

•                  MTN and Vodacom operating since 1994

•                  Cell C operating since November 2001

		%
March 31	2004	change
South Africa
Customers (thousands)	9,725	23.5
ARPU (ZAR)	177	(3.3)
Churn (%)	36.6	20.4
Traffic (million minutes)	12,297	17.3

		%
March 31	2004	change
Other African customers
(thousands)
Tanzania	684	53.0
Democratic Republic of Congo	670	170.2
Lesotho	80	2.6
Mozambique	58	—